LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

WRITER'S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2009	mlevy@luselaw.com

December 5, 2011

Via EDGAR

Mr. John P. Nolan
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:         Berkshire Hills Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 16, 2011
Form 10-Q for the Quarterly Period Ended September 30, 2011
Filed November 9, 2011
File No. 000-51584

Dear Mr. Nolan:

We are writing to confirm our telephone conversation of November 30, 2011 regarding the November 22, 2011 comment letter issued by the Securities and Exchange Commission on the above-referenced filings by Berkshire Hills Bancorp, Inc. (the “Company”).  As we discussed, to enable the Company to be fully responsive to the Staff’s comments, the Staff agreed to allow the Company an extension of the time period for responding to the comments.  The Company will file its responses to the Staff’s comments on or before December 19, 2011.

Sincerely,

/s/ Marc P. Levy
Marc P. Levy

cc:           Wm. Gordon Prescott, Esq.
Benjamin Phippen, CPA